



08033243

SEC........... MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36689

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____10/01/07_____ AND ENDING____9/30/08____

                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, Suite 939
(No. and Street)
New York, NY 10169

    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____Steven Cohen_____212-332-3050
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M.I. Grossman & Co., CPA's, LLC
(Name – if individual, state last, first, middle name)

1496 Morris Avenue, Union, NJ 07083

  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Steven Cohen_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___World Financial Services, Inc._____ , as of ___September 30_____ , 20_08___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                                    Signature

_____
                                                    Title

_____
        Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.

INDEPENDENT AUDITOR'S REPORT

Board of Directors
World Financial Services, Inc.
230 Park Avenue, Suite 939
New York, NY 10169

We have audited the Focus Report Form X-17a-5 of World Financial Services, Inc. as of September 30, 2008 and the related forms for the year then ended. Our audit was made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures, as we considered necessary in the circumstances.

In our opinion, the forms referred to above were determined fairly in accordance with applicable instructions and forms that were in use at the time of such filings.

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

November 17, 2008

03165WO9.08Y

MORRIS I. GROSSMAN, CPA   HENRY S. MILLIN, CPA   JACK L. BOCK, CPA
1496 Morris Avenue, Union, New Jersey 07083
Tel: (908) 687-7740   E-Mail: MIGCPA@MIGROSSMAN.COM   Fax: (908) 686-6043



Certified Public Accountants

M. I. G R O S S M A N & C O M P A N Y, L. L. C.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17 a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
World Financial Services, Inc.
230 Park Avenue, Suite 939
New York, NY 10169

In planning and performing our audit of the financial statements of World Financial Services, Inc. for the year ended September 30, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodian functions relating to customer securities, we did not review the practices and procedures followed by the company in making quarterly securities examinations.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MORRIS I. GROSSMAN, CPA   HENRY S. MILLIN, CPA   JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740   E-Mail: MIGCPA@MIGROSSMAN.COM   Fax: (908) 686-6043

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and should not be used for any other purpose.

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

November 17, 2008

WORLD FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

SEPTEMBER 30, 2008

WITH

INDEPENDENT AUDITORS' REPORT

WORLD FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L. L. C.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
World Financial Services, Inc.
230 Park Avenue, Suite 939
New York, NY 10169

We have audited the accompanying balance sheet of World Financial Services, Inc. as at September 30, 2008, and the related statements of income, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Financial Services, Inc. as at September 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

M. P. Grossman & Company LLC

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

November 17, 2008

03165WO9.08Y

MORRIS I. GROSSMAN, CPA   HENRY S. MILLIN, CPA   JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740   E-Mail: MIGCPA@MIGROSSMAN.COM   Fax: (908) 686-6043

- 1 -

WORLD FINANCIAL SERVICES, INC.
BALANCE SHEET
AS AT SEPTEMBER 30, 2008

ASSETS

Cash	$ 76,021
Market value of securities owned by firm	45,855
Stockholder loan	100
Prepaid expense	386
TOTAL ASSETS	$122,362

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued expenses		$ 875
Income taxes payable		1,102
		1,977
Stockholders' equity:		
Common stock, no par value, 2,500		
shares authorized, 1,434 shares		
issued and 4 outstanding	603,667	
Paid in capital	16,000	
Retained earnings	104,285	
	723,952	
Less: Treasury stock 1,430 shares at cost	603,567	
Total stockholders equity		120,385
TOTAL LIABIITIES AND STOCKHOLDERS' EQUITY		$122,362

See accompanying notes and independent auditors' report

WORLD FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2008

Revenues:		
Trading	$ (10,665)	
Interest	1,314	
Other	24,185	
Total revenue		$ 14,834
General and administrative expenses:		
Office expense	67	
Insurance	137	
Bank charges	45	
Registration fees	4,758	
Consultant fees	10,500	
Commissions	26,730	
Regulatory fees	150	
Interest	80	
State corporate taxes	1,013	
Total general and administrative expense		43,480
Loss before income taxes		(28,646)
Income taxes:		
Federal	-0-	
State and city	1,102	
Total income taxes		1,102
Net loss for the year		$ (29,748)

See accompanying notes and independent auditors' report

WORLD FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

Cash flows from operating activities:		
Net loss		$ (29,748)
Adjustments to reconcile net income to net cash used by operating activities:		
(Increase) decrease in:		
Market value of securities owned by firm	$ 10,665	
Increase (decrease) in:		
Accrued expenses	875	
Income taxes payable	497	
Total adjustments		12,037
Net cash used by operating activities		(17,711)
Net decrease in cash		(17,711)
Cash, beginning of year		93,732
Cash, end of year		$ 76,021
Supplemental disclosures of cash flow information:		
Cash paid for:		
Interest		$ 80
Income taxes		$ 1,140

See accompanying notes and independent auditors' report

WORLD FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED
SEPTEMBER 30, 2008

	Common Stock	Paid in Capital	Retained Earnings	Treasury Stock	Stock-holders' Equity
Balance, beginning of year	$603,667	$ 16,000	$ 134,033	$(603,567)	$150,133
Net loss	-0-	-0-	(29,748)	-0-	(29,748)
Balance, end of year	$603,667	$ 16,000	$104,285	(603,567)	$120,385

See accompanying notes and independent auditors' report

Balance - beginning of year	$ -0-
Increases	-0-
Repayments	-0-
Balance - end of year	$ -0-

See accompanying notes and independent auditors' report

Note 1 -   Summary of Significant Accounting Policies:

Name Change

World Financial Services, Inc. formerly Municipal and Government Securities Corp. of New Jersey changed its name on September 10, 1996.

Organization

The Company is a broker-dealer registered with the Securities and Exchange Commissions (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

As at September 30, 2008, the Company was in compliance with all minimum net capital requirements.

Securities Transactions

Securities transactions are recorded on a settlement date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c 3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2008, the Company had net capital of $107,248 which was $102,248 in excess of its minimum dollar net capital requirement of $5,000.

WORLD FINANCIAL SERVICES, INC.
SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL
REQUIREMENTS PURSUANT TO RULE 15c3-3
AS AT SEPTEMBER 30, 2008

Schedule 1

Total stockholders' equity		$120,385
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-0-
Total capital and allowable subordinated liabilities		120,385
Less: Deductions and/or charges: Non-allowable assets		486
Net capital before haircuts on security positions		119,899
Less: Haircuts on securities:		
Money market	1,188	
Stocks	6,878	
Undue concentration	4,585	
		12,651
Net capital		107,248
Less: Greater of 6 2/3% of aggregate indebtedness or $5,000		5,000
REMAINDER: Net capital in excess of all requirements		$102,248

Aggregate indebtedness	$ 1,977	= 1.84%
Net capital	$ 107,248	

We have compared the computation of net capital under Section 240.15c3-1 of the Securities Exchange Act, to your most recent unaudited Part II Filing of Form X-17a-5, and found a difference of $1,082. The difference was a result of year-end closing adjustments, which were not considered material.

See accompanying notes and independent auditors' report

Schedule 2

The Company is exempt from the computation for determination of reserve requirements in that a Special Account for the Exclusive Benefit of Customers is maintained.

Schedule 3

We have found no material inadequacies in the accounting system, internal accounting control, and that procedure for safeguarding securities is adequate.

See accompanying notes and independent auditors' report

Schedule 4

The computation of net capital per the audited financial statements as at September 30, 2008, compared to the net capital computed on Form X-17a-5 (Focus Report) differed by $1,082. The difference was a result of year- end closing adjustments and these are considered normal and ordinary in nature.

